EXHIBIT 99.2

MATERIAL CHANGE REPORT
51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) 44 Victoria Avenue, Suite 400 Toronto, Ontario M5C 1Y2
Item 2	Date of Material Change May 12, 2015
Item 3	News Release A News Release disclosing the material change was issued through Marketwired on May 14, 2015.
Item 4
Summary of Material Change

On May 14, 2015, the Company announced that it had entered into a financing agreement with CPPIB Credit Investments Inc. (“CPPIB”), a wholly-owned subsidiary of Canada Pension Plan Investment Board, for a US$50 million secured loan facility (the “Loan Facility”).

Item 5
Full Description of Material Change

On May 14, 2015, the Company announced that it had entered into a financing agreement with CPPIB, a wholly-owned subsidiary of Canada Pension Plan Investment Board, for the Loan Facility. The proceeds from the Loan Facility will be used for the development of the Phoenix Gold Project (the “Project”) and to provide adequate working capital and flexibility to optimize the Project during the ramp-up period to potential commercial production.

The Loan Facility has a five-year term that will mature on May 12, 2020, with the entire principal amount payable at maturity. The Loan Facility bears an annual cash interest rate of 7.5%, compounded quarterly. In consideration for the Loan Facility, the Company has issued 10,000,000 warrants to CPPIB. Each warrant entitles CPPIB to acquire one common share of Rubicon for a period of five years from the date of closing at an exercise price of C$1.715, which represents a 30% premium to the five-day volume weighted average price of Rubicon shares on the Toronto Stock Exchange on closing. The common shares eligible for purchase through the warrants equate to approximately 2.5% of Rubicon’s existing issued and outstanding shares. Rubicon has received the entire US$50 million from the Loan Facility, less applicable fees.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer The following senior officer of the Company is knowledgeable about the material changes and this report: Michael A. Lalonde President and Chief Executive Officer 416.238.4595
Item 9	Date of Report May 14, 2015